EXHIBIT 12.1
FIRSTENERGY CORP.

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2001	2002	2003	2004	2005
	(Dollars in thousands)

EARNINGS AS DEFINED IN REGULATION S-K:
Income before extraordinary items	$654,946	$618,385	$444,166	$896,240	$872,610
Interest and other charges, before reduction for amounts capitalized	591,192	980,344	841,099	692,269	676,238
Provision for income taxes	474,457	514,134	407,633	673,049	753,782
Interest element of rentals charged to income (a)	258,561	246,416	247,222	248,499	241,460
Earnings as defined	$1,979,156	$2,359,279	$1,940,120	$2,510,057	$2,544,090

FIXED CHARGES AS DEFINED IN REGULATION S-K:
Interest expense	$519,131	$904,697	$798,730	$670,856	$660,700
Subsidiaries’ preferred stock dividend requirements	72,061	75,647	42,369	21,413	15,538
Adjustments to subsidiaries’ preferred stock dividends to state on a pre-income tax basis	41,349	28,426	21,515	16,081	13,422
Interest element of rentals charged to income (a)	258,561	246,416	247,222	248,499	241,460
Fixed charges as defined	$891,102	$1,255,186	$1,109,836	$956,849	$931,120

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES	2.22	1.88	1.75	2.62	2.73

(a)	Includes the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined.

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